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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of February, 2003 (February 17, 2003)

Commission File Number:  0-15850

                                 ANSELL LIMITED
                 (Translation of registrant's name into English)

        Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F ___
                                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): X
                                             -

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes___ No  X
                                             ---

     This Form 6-K/A is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ANSELL LIMITED
                                                  (Registrant)



                                           By:    /s/ DAVID M. GRAHAM
                                                 ---------------------------

                                           Name:  DAVID M. GRAHAM
                                                 ---------------------------

                                           Title: GROUP TREASURER
                                                 ---------------------------

Date: February 17, 2003

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                 Attention ASX Company Announcements Platform.
                           Lodgement of Open Briefing.

[LOGO OF ANSELL]                                              [LOGO]
                                                       corporatefile.com.au
Ansell Limited
Level 3
678 Victoria Street
Richmond VIC 3121

________________________________________________________________________________

Date of Lodgement: 17-Feb-2003

               Title: Open Briefing. Ansell. CEO on Full Year Outlook

               corporatefile.com.au
               Ansell Limited recently reported net profit of US$10.8 million (A$19.5 million) for the first half ended December 2002, compared with a net loss of US$47.3 million (A$92.8 million) in the previous corresponding period. EBITA from the core Healthcare business was US$43.1 million (A$77.5 million), up 4 percent. You remain committed to your target of double-digit EBITA growth for Healthcare for the full year. What gives you confidence you can achieve this level of earnings growth?

               CEO Harry Boon
               There are three things: revenue growth, cost reduction and forex benefits.

               On growth, the HyFlex family of products is continuing to grow rapidly and in surgeons' gloves, we're now supplying from both Shah Alam and Columbo into the US and Europe. We're experiencing strong demand and firm prices for surgeons' gloves. We're also continuing to gain global market share in condoms at both the retail level and in the government tender business.

               On the cost side, we continue to drive down our general and administrative costs, plus we expect our manufacturing transfers to Asia and Mexico to contribute more to the second half. I'm referring in particular to the surgeons' glove plants in Malaysia and Sri Lanka, the knitted glove facility in Mexico, and the critical environment glove plant in India.

               In relation to foreign exchange, the euro versus the US dollar is the critical exchange rate for us. A significant proportion of our second-half euro income is hedged at rates better than the first half.

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               corporatefile.com.au
               Unallocated corporate costs fell to US$6.7 million in the first half from US$8.0 million previously. These costs included US$2.9 million in start-up costs relating to Operation Full Potential. Can you quantify the contribution of Operation Full Potential to first-half earnings and the expected cost/contribution to full-year earnings?

               CEO Harry Boon
               Operation Full Potential is a three-year programme across 13 different initiatives designed to improve sales, reduce costs and increase asset efficiency. Benefits from the programme will flow to earnings over time. Operation Full Potential will be a major contributor to delivering the three-year commitment we've made.

               corporatefile.com.au
               The Professional Healthcare business reported EBITA of US$15.9 million in the first half, down 31 percent, on sales of US$124.7 million, down 12 percent. The business was negatively impacted by slower than expected production at the Shah Alam plant in Malaysia, and later by a detention order from the US Food and Drug Administration (FDA) on product from that plant. To what extent might the disruption of supply have a longer-term impact on customer relationships in the US surgeons' glove market?

               CEO Harry Boon
               At this point, it's difficult to predict whether there'll be any long-term impact. It's clear some customers couldn't wait for us to resume supply, yet demand for our surgeons' gloves remains very strong. In fact, we're currently air-freighting product.

               corporatefile.com.au
               Professional Healthcare was also affected by continuing price competition in the medical examination glove market. Is it realistic to expect any improvement in earnings from this sector in an environment of chronic oversupply?

               CEO Harry Boon
               In terms of hospital examination gloves, there is oversupply, it is a commoditised market and the price pressure is definitely there. Offsetting that, we're seeing for the first time some serious resistance by Asian manufacturers to further price erosion. That suggests we might be nearing the floor in this market.

               It's also important to say we're not suffering price erosion in surgeons' gloves.

               corporatefile.com.au
               What's the outlook for revenue and earnings from Professional Healthcare in the current half ending June?

               CEO Harry Boon
               We feel good about the second half in Professional. In relation to surgical gloves, it's a matter of getting our supply back on line over the current quarter and really driving our sales channels in the fourth quarter. I'm confident we can do this

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               because demand for our product continues to be strong and prices are holding firm.

               corporatefile.com.au
               Occupational Healthcare booked EBITA of US$15.0 million, up 44 percent, on revenue of US$177.4 million, up 10 percent. Sales of HyFlex gloves rose 51 percent to US$22.9 million. To what extent did the improved earnings reflect the contribution of the higher-growth HyFlex products and to what extent did they reflect other factors?

               CEO Harry Boon
               The issues that were holding back our margins in Occupational are being systematically addressed. This resulted in an improvement of 2 percentage points in EBITA margin to 8.5 percent in the first half.

               We've continued to grow market share in all three regions of the world in Occupational - and across all major products not just in the HyFlex range. We've also reduced costs with the move of production to Asia.

               corporatefile.com.au
               Is growth in HyFlex sales sustainable going forward given the impending expiry of Ansell's patent relating to this product?

               CEO Harry Boon
               We think it is. Demand is still growing and we're releasing new HyFlex variants that will open up new markets for us.

               We have first mover advantage. We've got the HyFlex brand established, the distribution established and the business relationships established.

               corporatefile.com.au
               What are your earnings expectations for Occupational Healthcare in the current half?

               CEO Harry Boon
               We believe the second half will be stronger than the first for Occupational.

               We're in the process of ramping up our knitting operations in Salvarcar, Mexico, and the operational issues are being resolved. In the second half, we expect to start seeing the benefits of the lower cost base as the facility increases production.

               We'll also benefit from the start-up in Bangalore, India, of our critical environment glove production, which has been relocated from Troy in the US.

               corporatefi1e.com.au
               The Consumer Healthcare business grew EBITA 54 percent to US$12.2 million on sales growth of 9 percent. What's the outlook for the business over the remainder of the year?

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               CEO Harry Boon
               We're steadily increasing market share in condoms - in the retail, private label and public tender markets. Earnings are benefitting from lower costs as we generate economies of scale from our production bases in Asia.

               For example, we recently won a 12-month, US$6 million condom supply contract with the government of Brazil, funded by the World Bank. As the world fight against HIV/AIDS intensifies, with efforts such as the new US aid initiative in Africa, we'd expect to participate in any increased condom requirement.

               corporatefi1e.com.au
               Ansell's net debt fell to US$176.4 million at the end of the first half, down from US$206.8 million at the end of June 2002, and gearing fell to 25.7 percent from 29.5 percent. Interest cover increased to 5.0 times from 2.3 times in the previous first half. What do you see as an appropriate gearing level for the company?

               CFO Rustom Jilla
               The board has announced a review of our capital management strategy to be completed over the coming months.

               corporatefile.com.au
               In the first half, Ansell accelerated the recovery of deferred tax assets held on the balance sheet, recognising US$4.9 million as a non-cash tax expense and increasing the effective tax rate to 44.7 percent. What is the expected tax rate for the full year and when might you begin to recognise some of the US income tax losses, totalling about US$280 million, held off balance sheet?

               CFO Rustom Jilla
               We expect the book tax rate for the remaining six months to be under 20 percent.

               This is essentially in line with the first-half rate after stripping out the recovery of deferred tax assets.

               In relation to off balance sheet tax assets, we began to use some of these late in the first half, and in the second half this will continue. We'll be able to continue using these off balance sheet assets for some years.

               corporatefile.com.au
               In your mid-range forecasts, you expect EBITA of US$115 million in 2005, a 50 percent increase from the 2001 result of $US77 million. This assumes substantial cost reduction and margin retention in a highly competitive industry. What are the current indications that you'll be able to attain the projected margin improvements and achieve the 2005 goal?

               CEO Harry Boon
               We're laying solid foundations for the work ahead. Already, we've shown we can lift our margins in Occupational and Consumer, and that we have the initiatives in place to expand those margins. The fall in Professional margins reflected the supply disruption in surgeons' gloves and we believe we have recovery well in hand.

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               We also have confidence that initiatives like the Occupational
               Value Proposition - under which we provide a hand injury "solution" rather than a product - will take us into a higher league in value add. We're expecting to announce the first contract under our Occupational Value Proposition in the second half. And that will be a big driver for us in the future.

               corporatefi1e.com.au
               Thank you Harry and Rustom.

               For previous Open Briefings with Ansell, visit www.corporatefi1e.com.au

               For more information about Ansell, visit www.ansell.com

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